EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Plymouth Industrial REIT, Inc. on Form S-3 (File No. 333-226438) and Form S-8 (File No. 333-218735) of our report dated February 26, 2020, with respect to our audits of the consolidated financial statements and schedule of real estate properties and accumulated depreciation of Plymouth Industrial REIT, Inc. as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 and our report dated February 26, 2020 with respect to our audit of the effectiveness of internal control over financial reporting of Plymouth Industrial REIT, Inc. as of December 31, 2019, which reports are included in this Annual Report on Form 10-K of Plymouth Industrial REIT, Inc. for the year ended December 31, 2019.

/s/ Marcum llp

Marcum llp

Boston, Massachusetts

February 26, 2020